Mail Stop 4561

September 15, 2009

Hyung-Cheol Kim
Chief Financial Officer
Webzen Inc.
Daelim Acrotel Building, 8th Floor
467-6 Dogok-dong, Kangnam-ku
Seoul, Korea 135-971

> **Re:** **Webzen Inc.**
> **Form 20-F For the Fiscal Year Ended December 31, 2008**
> **Filed June 29, 2009**
> **File No. 000-50476**

Dear Mr. Kim:

We issued comments to you on the above captioned filing on August 6, 2009. For your convenience, a copy of our comments is attached. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by September 30, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by September 30, 2009**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

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You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief